

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via E-mail
Morris Kahn
Chief Executive Officer
Orpheum Property Inc.
201 St. Charles Avenue, Suite 2534
New Orleans, Louisiana 70170

> **Re: Orpheum Property Inc.**
> **Form 8-K/A**
> **Filed July 3, 2012**
> **File No. 0-30595**

Dear Mr. Kahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We reviewed the revisions to your disclosure in response to comment one in our letter dated June 28, 2012. Please revise to disclose that you engaged M&K on October 11, 2010 and state, if true, that during the period from the date of M&K's engagement and its dismissal on June 14, 2012 there were no disagreements with M&K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of M&K, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

2. Please file an updated letter from M&K CPAS, PLLC as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

3. In response to our comments, please provide a written statement acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief